                                               August 8, 2006

PRIVATE AND CONFIDENTIAL

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC  20549

                   Re:  Teamstaff, Inc.
                        Form 10-K for Fiscal Year Ended September 30, 2005
                        Form 10-Q for Fiscal Quarter Ended December 31, 2005
                        and March 31, 2006
                        File No. 0-18492

Dear Mr. Spirgel:

We are responding to your letter dated July 11, 2006 concerning SEC review and comments on the above-referenced filings. Please be advised that on July 25,
2006, we were granted a ten (10) business day extension by Nicole Holden, Staff
Accountant, to respond to your letter. Teamstaff makes every attempt to comply with applicable accounting and disclosure requirements and we welcome the opportunity to respond.

Item 9A. Controls and Procedures, page 30

     1.   We confirm that our disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the
          Commission's rules and forms and that our controls and procedures are also effective to ensure that the information required to be disclosed in the reports that the Company files and/or submits under the
          Exchange Act is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. We will amend wording for future filings accordingly.

     2.   We confirm that there were no changes in the Company's internal controls that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting for its Form 10-K for the fiscal year ended September 30,
          2005. We will amend wording for future filings accordingly.

Financial Statements

Consolidated Statements of Operations and Comprehensive Operations, page F-5

     3.   Direct expenses are considered expenses directly related to the revenue generated by the Company. Included in this amount are costs such as wages and payroll taxes for staffed professionals; and
          housing, travel, and other benefit-related expenses for staffed professionals.

          Operating expenses are those that relate to the operations of the
          Company and are not directly related to any revenue streams. Operating expenses consists of wages and payroll taxes and benefit expenses for our regular office employees; occupancy (office-related) costs;
          professional fees and selling related expenses. We believe all our operating costs are "selling, general and administrative" by nature of the expense. At September 30, 2005, operating expenses were comprised of the following categories: Employee Costs, Occupancy Costs, General and Administrative Expense and New Business Expense. The Company is
          willing to change the caption "operating expenses" to "Selling,
          General and Administrative expenses" in its statement of operations in future filings. As a supplement to this letter, we are attaching a detailed list of the items included in both "direct expenses" and
          "operating expenses."

Consolidated Statements of Cash Flows, Page F-7

     4.

          a.   We understand and agree with your comment and will correct presentation for future filings. We however, do not believe the current overall presentation of the cash flows is misleading as the information for net loss and the activity from discontinued
               operations that would be added back to arrive at the net loss from continuing operations is adequately disclosed and presented in the Company's statement of operations.

          b.   The amount of $1.336 million for discontinued operations
               presented in the operating section represents the change in the liabilities from discontinued operations balance from 2004 to
               2005 of $541K and net loss from discontinued operations of $795K.
               The liabilities from discontinued operations represent future rent commitments (offset by sublease rental income) on certain non-cancelable office leases. These liabilities were recorded in accordance with FAS 146: Accounting for Costs Associated with
               Exit or Disposal Activities, upon the fiscal year 2004 sale of our former PEO subsidiaries. The entities that were comprised in this sale are: DSI Staff ConnXions Northeast, Inc., DSI Staff
               ConnXions Southwest, Inc., TeamStaff Solutions, Inc., TeamStaff
               I, Inc., TeamStaff II, Inc., TeamStaff III, Inc., TeamStaff IV,
               Inc., TeamStaff V, Inc., TeamStaff VI, Inc., TeamStaff VIII,
               Inc., TeamStaff IX, Inc., and HR2, Inc. The loss recognized from discontinued operations primarily relates to ongoing legal fees associated with litigation involving another discontinued
               subsidiary, Brightlane.com, Inc.; and prepaid workers'
               compensation adjustments to reflect settled claims on former workers' compensation programs that were required for our
               discontinued PEO subsidiaries. The workers' compensation expense was the result of an adverse claim development that required an increase from our originally estimated amount. The nature of these additional expenses has been explained in Note 10:
               Commitments and Contingencies, contained in the Notes to
               Consolidated Financial Statements. We believe both these items are operating activities and are appropriately presented in the operating section of the statement of cash flows. We agree however, to

               modify for future filings the caption for the line item to appropriately reflect the nature of cash flows, as operating activities related to discontinued operations.

          c.   We understand and agree with the comment and will change for future filings. We deem the overall impact of moving the item from financing to operating (as a non-cash item) to be immaterial to the FY 2005 consolidated statement of cash flows.

          d.   The restricted cash represents collateral required for our current workers' compensation programs, which is a significant operational expense necessary for staffing our professionals in order to generate revenue. We have considered the fact that the restricted cash is invested in an interest-earning certificate of deposit. However, it is not considered a voluntary investment for the Company; it is mandated and solely attached to our operating assets (prepaid workers' compensation). We submit that the current classification is appropriate for these reasons.

(2) Summary of Significant Accounting Policies

Goodwill, page F-12

     5.   Goodwill at September 30, 2005 is completely related to one reporting segment, "staffing services". We will add a sentence for future filings that will incorporate the fact that the total goodwill is solely allocated to the "staffing services" segment.

(3) Business Combinations, page F-15

     6.   The Company followed the guidelines set forth in SFAS No. 141 when it allocated the excess of the cost of acquisition over the fair value of the two acquisitions made in fiscal year 2005 to goodwill. Goodwill recorded on acquisition of Nursing Innovations and RS Staffing was
          $1.7 million and $6.7 million, respectively.

          For Nursing Innovations, Inc., the intangible assets acquired were its trade name, customer lists, customer contracts, non-contractual customer relationships and an assembled workforce. A non-compete agreement was also entered into with the former owners. The Company considered the value of each of the items and came to the following conclusions:

               Trade Name - Nursing Innovations is one of many companies in the travel nurse industry. This industry is highly fragmented with many different entities engaged in it. With the exception of the local market in Memphis, Tenn., we believe the trade name has immaterial value and did not separate its value from goodwill.

               Customer Contracts, Related and Non-Related Customer
               Relationships and Customer Lists - The typical customer contract is a 13-week assignment with significant turnover in the customer base. Approximately 50% of the contracts do not renew after the
               13-week assignment ends. Due to the relatively short duration of the contracts, the non-renewal factor and the limited usage of customer lists, the Company did not believe a material value could be ascribed to the customer contracts, customer
               relationships and customer lists.

               Non-Compete Agreement - The agreement contains contingent
               financial incentives such as earn-outs, stock options and
               employment agreements provided to the former owner.

               The Company deemed any allocation of the purchase price to the non-compete agreement to be immaterial.

               Assembled Workforce - Travel nurses are highly trained and have been in short supply for several years. As a result, many open positions within hospitals and the travel nurse industry are difficult to fill. The existing contracted workforce in a medical staffing company has value. Without the inherited workforce of travelers, it would be impractical to fill open orders.
               Therefore, value should be ascribed to the workforce at the time of purchase. Because the value of the workforce is combined with goodwill for reporting purposes, the Company did not allocate purchase price to the workforce.

          For RS Staffing, as in Nursing Innovations, the intangible assets acquired were its trade name, customer lists, customer contracts, non-contractual customer relationships and an assembled workforce. The
          Company considered the value of each of the items and came to the following conclusions:

               Trade Name-Government staffing is a niche market place within the staffing industry. RS Staffing's name and reputation does have value in the market place and was considered in the purchase price allocation. Since the trade name is not amortizable, the
               Company decided not to break out the trade name separately and included it instead in the calculation of goodwill.

               Customer Contracts, Related and Non-related Customer
               Relationships and Customer Lists - Government contracts are usually renewable annually. The government maintains the right to cancel an agreement at any time with or without cause. The government awards staffing contracts only after a rigorous bidding process is followed. Due to the annual renewals and the government's process in awarding contracts, the Company believes an allocation of purchase price to these intangible assets would be immaterial.

               Non-Compete Agreement - Due to the financial incentives
               (earn-out, company stock and employment agreement) provided to the former owners of RS Staffing, the Company deemed any
               allocation of purchase price to the non-compete agreement to be immaterial.

               Assembled Workforce - As with Nursing Innovations, RS Staffing relies very heavily on maintaining the inherited contracted employees when an assignment begins. Without these employees, it would be extremely difficult for RS Staffing to fulfill its contractual staffing obligations. In addition, the knowledge the former owners of RS Staffing have is valuable in navigating the government bidding process. As a result, they were both given employment agreements post-acquisition. Because the value of the workforce is combined with goodwill for reporting purposes, the
               Company did not allocate purchase price to an assembled
               workforce.

          It is important to note that the Company assesses whether goodwill is impaired in accordance with paragraphs 26-28 of SFAS No. 142,
          "Goodwill and Other Intangible Assets". As of September 30, 2005,
          December 31, 2005 and March 31, 2006, the Company determined that an impairment of the goodwill did not exist.

          The Company has engaged a valuation firm to review the purchase price allocation for both Nursing Innovations and RS Staffing. The Company will share the results with the SEC if requested.

(5) Income Taxes, page F-17

     7.   In making the assessment that it would be more likely than not that the Company would realize its deferred tax assets, it prepared a five
          (5)-year projection that considered the following:

               o    Acquisition of stronger profitable subsidiaries. During the
                    2005 fiscal year, the Company acquired Nursing Innovations
                    (November 2004) and RS Staffing (June 2005). Combined, these companies had a net profit of approximately $1.1 million for
                    2005 and $2.1 million for the first nine months of fiscal
                    2006. These acquisitions are intended to bring more exposure in the temporary placement industry and particularly the
                    government sector, and therefore, increasing profitability.

               o    A conservative growth rate in revenues that was less than
                    the growth rate in the industry predicted by the Staffing
                    Industry Analysts, Inc. at its 2005 conference.

               o    The potential sale of DSI Payroll Services (DSI). In
                    September 2005, the Company formally engaged investment
                    advisory consultants to assist the Company in strategic
                    alternatives for the sale of DSI. The expected sale of DSI indicated an ability to use approximately seven (7) million dollars of the NOL. The sale of DSI was consummated in June
                    2006 at a gain that was somewhat above the estimated price used in the projection.

          Based upon this forecast, the Company concluded that substantially all of the temporary differences would reverse within the five year period of the projection. Net operating loss carryforwards would remain after this five year period; based upon the taxable income level during these five years , the Company believed that the taxable income beyond the five year forecast period would be sufficient to absorb the remaining net operating loss carryforwards. Accordingly the Company determined that a valuation allowance was not warranted. The Company closely monitors and assesses the need for such an allowance as required by SFAS 109.

(10) Commitments and Contingencies

Payroll Taxes, page F-22

     8.   The Company was assessed approximately $3.4 million in penalties and
          $2.6 million in tax assessments for underpayment of tax primarily related to eight PEO (Professional Employer Organization) discontinued
          operating entities. The Company also received notices of overpayment among certain of these entities. The Company believes these notices are a result of a misapplication of payments between the legal entities. To date, approximately $1.8 million of penalties have been abated and the IRS has adjusted $1.9 million of tax assessments, leaving a balance of $2.3 million. The Company believes that once the overpayments are applied to the proper PEO entities, there will be no remaining taxes due and any remaining penalties will be abated. Due to the nature of the discrepancy and the Company's belief of the ultimate outcome of the matter, the Company decided not to disclose the amounts in the footnote and believes that this is appropriate. As indicated in the footnote, the Company has retained an outside consulting firm to assist it in this matter.

Forms 10-Q for the quarterly periods ended December 31, 2005 and March 31, 2006

     9.   The Company believes that the comments made for its year ended
          September 30, 2005 also apply to the quarterly periods ended December
          31, 2005 and March 31, 2006

Item 9A. Controls and Procedures, page 25

     10.  We confirm that our disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the
          Commission's rules and forms and that our controls and procedures are also effective to ensure that the information required to be disclosed in the reports that the Company files and/or submits under the
          Exchange Act is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. We will amend wording for future filings accordingly.

     11.  We also confirm that there were no changes in the Company's internal controls that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting for its Form 10-Q for the quarter ended December 31, 2005.
          We will amend wording for future filings accordingly.

In connection with our responses to the comments made by the staff, we acknowledge that:

               o    we are responsible for the adequacy and accuracy of the
                    disclosure in the filings;

               o    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any
                    action with respect to the filings; and

               o    we may not assert staff comments as a defense in any
                    proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have been responsive to your comments and questions. Please contact me at (732) 748-3202 with additional comments or questions.

                                           Very truly yours,

                                           TEAMSTAFF, INC.

                                           ----------------------------------
                                           Rick J. Filippelli
                                           Vice President, Finance and
                                           Chief Financial Officer

                        TEAMSTAFF INC., AND SUBSIDIARIES
                  DIRECT & OPERATING EXPENSE CATEGORY BREAKOUT
                         FISCAL YEAR END SEPT. 30, 2005

--------------------------------------------------------------------------------
                          DIRECT EXPENSE CATEGORIES (1)
--------------------------------------------------------------------------------

                                  COST OF SALES
                                  -------------

 COS - GROSS WAGES
 COS - BENEFIT DEDUCTIONS
 COS - SALES ACCRUAL
 COS - FICA
 COS - MEDICARE
 COS - SUTA
 COS - FUTA
 COS - WORKERS COMP
 COS - MEDICAL INSURANCE
 COS - PREMIUM WAIVED BENEFITS
 COS - DENTAL INSURANCE
 COS - LIFE INSURANCE
 COS - VISION INSURANCE
 COS - POSTAGE & DELIVERY FEES
 COS - RECRUITING FEES
 COS - 401K MATCH
 COS - BACKGROUND CHECKS
 COS - WORKSITE SOLUTIONS
 COS - TEMP PERSONNEL
 COS - DRUG SCREENING
 COS - EE ASSISTANCE (EAP)
 COS - BANK FEES
 COS - BILLABLE EXPENSES
 COS - OTHER MISC EXPENSE
 COS - RECRUITING FEES
 COS - TEMP WAGES
 COS - ALLIANCE SUBCONTRACT EXPENSE
 COS - DIRECTBILL EXPENSES
 COS - HRLY BILL EXPENSES
 COS - TRAVEL NURSE FURNITURE
 COS - TRAVEL NURSE AUTO
 COS - TRAVEL NURSE AIRFARE
 COS - TRAVEL NURSE LODGING
 COS - TRAVEL NURSE STIPEND
 COS - TRAVEL NURSE AUTO MILEAGE
 COS - PAY/BILL EXPENSES
 COS - VACATION EXPENSE
 COS - TEMP BENEFIT EXPENSES
 COS - PROF LIAB INSURANCE
 COS - TEMP BONUS EXPENSE
 COS - NATIONAL CAR REBATE
 COS - WORLD TRAVEL DISCOUNT

                       DIRECT EXPENSE CATEGORIES - CONT'D
                             COST OF SALES - CONT'D
                             ----------------------

 COS - TEMP 401K MATCH
 COS - PAYROLL TAXES
 COS - WORKERS COMP
 COS - MEDICAL EXPENSES
 COS - HRA EXPENSE AXIS
 COS - BENEFITS EXPENSE
 COS - BACKGROUND CHECKS
 COS - REBATES/REFERRALS
 COS - WEI
 COS - OTHER MISC EXPENSE
 COS - GROSS WAGES
 COS - PAYROLL TAXES
 COS - WORKERS COMP
 COS - DELIVERY SERVICES
 COS - BENEFITS EXPENSE
 COS - BILLABLE EXPENSES
 COS - XEROX LASER USAGE
 COS - XEROX LASER MAINT
 COS - LASER PAPER
 COS - OTHER FORMS/SUPPLIES
 COS - TEMP PERSONNEL
 COS - PROF LIAB INSURANCE
 COS - OTHER MISC EXPENSE

(1)  Associated with direct costs relating to the delivering of services to customers.

--------------------------------------------------------------------------------
                        OPERATING EXPENSE CATEGORIES (2)
--------------------------------------------------------------------------------

                                 EMPLOYEE COSTS
                                 --------------

 EMPLOYEE WAGES
 EMPL CAPITALIZED LABOR
 EMPLOYEE PAYROLL TAXES
 EMPLOYEE BENEFIT EXPENSES
 EMPLOYEE BONUS/INCENTIVES
 EMPLOYEE W/C EXPENSE
 EMPLOYEE AUTO ALLOWANCE
 EMPLOYEE OTHER COMPENSATION
 EMPLOYEE TEMP PERSONNEL
 EMPLOYEE RECRUITING FEES
 EMPLOYEE 401K MATCH
 EMPLOYEE CONT EDUCATION EXP
 EMPLOYEE  FORGIVENESS OF DEBT
 EMPLOYEE PENSION EXPENSE
 EMPLOYEE REFERRAL BONUS

                                 OCCUPANCY COST
                                 --------------

 BUILDING RENT EXPENSE
 UTILITIES EXPENSE
 BUILDING REPAIRS & MAINT

                                 GENERAL & ADMIN
                                 ---------------

 GEN LIABILITY/PROPERTY INS
 DIRECTORS STOCK EXPENSE
 D & O INSURANCE
 AUTO INSURANCE
 FIRE & OTHER INSURANCE
 ADMINISTRATION FEES - 401K
 NASDAQ FEES
 DIRECTORS FEES
 CONSULTING FEES
 LEGAL FEES
 LEGAL SETTLEMENTS
 PROFESSIONAL FEES
 ACCOUNTING & AUDITING FEES
 COLLECTION AGENCY FEES
 TAX SERVICE FEES
 FINANCIAL & PUBLIC RELATIONS
 LICENSES/PERMITS/FEES
 TRANSFER & REGISTRATIONS FEES
 PROPERTY TAXES
 DUES & SUBSCRIPTIONS
 ANNUAL & QUARTERLY REPORTS
 BENEFIT RENEWAL PACKAGES
 CHARITABLE CONTRIBUTIONS

                      OPERATING EXPENSE CATEGORIES - CONT'D
                            GENERAL & ADMIN - CONT'D
                            ------------------------

 G&A ADVERTISING EXPENSE
 MOVING EXPENSE
 SEMINARS & TRAINING EXPENSE
 SPECIAL EMPLOYEE EVENTS
 SOFTWARE TRAVEL & TRAINING EXP
 TRAVEL EXPENSES
 ENTERTAINMENT EXPENSE
 MEALS EXPENSE
 HOTEL EXPENSE
 AUTO MILEAGE EXPENSE
 AUTO RENTAL EXPENSE
 PARKING EXPENSE
 PAYROLL SERVICES
 IT COMMUNICATIONS
 CHECK PROCESSING EXPENSE
 OFFSITE STORAGE
 SOFTWARE EXPENSE
 HARDWARE EXPENSE
 COMPUTER SUPPLIES EXPENSE
 IT MAINTENANCE AGMTS
 NETWORK CHARGES
 COPIER MAINTENANCE EXPENSE
 OFFICE SUPPLIES EXPENSE
 COMMISSIONS - OFFICE SUPPLIES
 STATIONARY SUPPLIES
 OFFICE EQUIPMENT LEASES
 OFFICE EQUIP MAINTENANCE
 POSTAGE EXPENSE
 DELIVERY EXPENSE
 OVERNIGHT EXPENSE
 TELEPHONE EXPENSE
 CELL PHONE/PAGER EXPENSE
 BANK FEES
 PENALTIES
 LATE CHARGES
 BAD DEBT EXPENSE
 ACQUISITION COSTS
 MISC. G & A EXPENSES
 CORP O/H ALLOCATION

                                NEW BUSINESS EXP
                                ----------------

 SALES EMPLOYEE WAGES
 SALES PAYROLL TAXES
 SALES BENEFIT INSURANCE
 SALES BONUSES/INCENTIVES
 SALES COMMISSIONS
 SALES WORKERS COMP EXPENSE
 SALES AUTO ALLOWANCES

                      OPERATING EXPENSE CATEGORIES - CONT'D
                            NEW BUSINESS EXP - CONT'D
                            -------------------------

 1099 COMMISSIONS
 PROFESSIONAL FEES
 RECRUITING FEES
 REFERRAL FEES
 ADVERTISING EXPENSE
 DUES AND SUBSCRIPTIONS
 ONLINE ADVERTISING EXP
 OUTSIDE TELEMARKETING EXP
 DIRECT MAILING
 BROCHURE MATERIAL
 PROMOTIONAL MATERIAL
 MOVING EXPENSE
 SALES TRAINING EXPENSE
 SEMINARS EXPENSE
 TRADE SHOW EXPENSE
 TRAVEL EXPENSE
 ENTERTAINMENT EXPENSE
 MEALS-REGULAR
 HOTEL EXPENSE
 AUTO MILEAGE EXPENSE
 AUTO RENTAL EXPENSE
 PARKING EXPENSE
 NETWORK CHARGES
 OFFICE SUPPLIES & STATIONARY
 OFFICE EQUIPT LEASES
 OFFICE EQUIPT MAINTENANCE
 POSTAGE EXPENSE
 DELIVERY EXPENSE
 OVERNIGHT EXPENSE
 TELEPHONE EXPENSE
 CELL PHONE/PAGER EXPENSE
 OTHER MISC SALES EXP
 CORPORATE O/H ALLOCATION

(2)  Costs related to corporate and divisional functions.